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MORRISON FOERSTER LLP

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TOKYO, WASHINGTON, D.C.

May 5, 2016

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros

Ms. Sara von Althann

Mr. Mark Rakip

Mr. Eric McPhee

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed April 8, 2016
File No. 333-206490

Dear Ms. Barros and Ms. von Althann and Messrs. Rakip and McPhee:

This letter is submitted on behalf of MedEquities Realty Trust, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 19, 2016 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-11, which was filed on April 8, 2016 (“Amendment No. 2”). The Company is concurrently filing via EDGAR today Amendment No. 3 to the Registration Statement on Form S-11 (“Amendment No. 3”), which includes changes to Amendment No. 2 in response to the Staff’s comment, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 3, which reflects all changes to Amendment No. 2.

For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in bold and italics herein with the Company’s response immediately. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 3.

Prospectus Summary

Lakeway Hospital, page 6

1.	We note that you amended the Lakeway Hospital lease to extend the payment of the rent deferral originally scheduled to be repaid in six installments over the first six months of 2016. Given such amendment, provide us the basis for your estimate supporting your continued belief that the Lakeway Partnership is expected to contribute $9.4 million in incremental AFFO annually beginning with the year ending December 31, 2016. Refer to Item 10(b)(1) of Regulation S-K.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the $9.4 million in incremental AFFO attributable to the Lakeway Partnership is based on the Company’s receipt of its proportionate share of the stabilized monthly rent of approximately $1.1 million and the interest received under the Lakeway Intercompany Mortgage Loan and does not include any amounts of the deferred rent. The tenant currently is paying the stabilized monthly rent amount and, based upon financial information provided by the tenant, the Company expects the tenant to continue timely making such rental payments. The amendment did not reduce the stabilized monthly rent but extended the repayment of the aggregate $3.4 million rent deferral from the first six months of 2016 to the 12 months beginning July 2016. Although the Company’s receipt of its portion of the deferred rent over the last six months of 2016 and the first six months of 2017 will increase the AFFO attributable to the Lakeway Partnership during those periods, the Company believes that focusing on the current $9.4 million of AFFO based on the current stabilized monthly rent is more meaningful to prospective investors because the increase attributable to the deferred rent will be temporary. The Company has revised the disclosure throughout Amendment No. 3 to clarify that the $9.4 million of AFFO is based upon the stabilized monthly rent of $1.1 million and excludes amounts expected to be received pursuant to the deferred rent repayment.

The Company respectfully believes that the proposed modifications to Amendment No. 2 made in Amendment No. 3, and the supplemental information contained herein, are responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

cc:	John W. McRoberts

William C. Harlan

Jeffery C. Walraven

MedEquities Realty Trust, Inc.

Jay L. Bernstein

Jacob A. Farquharson

Clifford Chance US LLP

Andrew P. Campbell

Morrison & Foerster LLP

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